EXHIBIT 99.2

AMENDMENT NO. 1 TO ADC THERAPEUTICS SA INDUCEMENT PLAN

Effective Date: September 25, 2025

WHEREAS, ADC Therapeutics SA (the “Company”) has adopted the ADC Therapeutics SA Inducement Plan, effective as of December 1, 2023 (the “Plan”); and

WHEREAS, the Company wishes to amend the Plan to increase the number of common shares of the Company, par value CHF 0.08 per share, available for issuance under the Plan.

NOW, THEREFORE, the Plan shall be amended, effective as the date hereof, as follows:

1.	Section 4(a) of the Plan is hereby amended and restated in its entirety to read as follows:

(a)       Subject to adjustment as provided in Section 4(c), the maximum number of Shares available for issuance under the Plan shall not exceed 2,000,000 Shares. Share subject to an Award under the Plan shall be for an Award granted as an inducement grant pursuant to New York Stock Exchange Listed Company Manual 303A.08 or under the rules of an exchange on which the Shares are traded, to the extent the Shares are not traded on the New York Stock Exchange.

2.	Section 4(d) of the Plan is hereby amended and restated in its entirety to read as follows:

(d)       Any Shares delivered pursuant to an Award may consist, in whole or in part, of Shares issued out of the Company’s capital range, the Company’s conditional capital for employee participation, or Shares acquired by the Company and/or held as treasury shares. In its sole discretion, the Company or any of its Subsidiaries or any person appointed by any of them may, in its own name or in the name of a Participant and on behalf of a Participant, subscribe to Shares, pay in the issue price and do any other action to create the Shares or direct the Participant to do so. Any Shares delivered pursuant to an Award shall be issued as fully paid shares, and the exercise price and/or subscription price per Share pursuant to any Award, if applicable, shall always be at least equal to or greater than the par value per Share. A Participant shall not have any rights as a shareholder of the Company (including as to voting and dividends) until Shares are actually settled and delivered to the Participant and upon entry of the Participant into the share register of the Company as shareholder of such Shares with voting rights.

Except as expressly set forth in this Amendment No. 1, all other terms and conditions set forth in the Plan shall remain in full force and effect. Each capitalized term used and not defined herein shall have the meaning set forth in the Plan.